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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                       April 16, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re:Pioneer Asset Allocation Trust (File Nos. 333-114788; 811-21569)
       Registration Statement on Form N-1A

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 30 to the Registration Statement on Form N-1A of Pioneer Asset Allocation Trust (the "Registrant"), with respect to Pioneer Solutions - Balanced Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

1.  Comment:   The Staff requested that the Registrant confirm that it has reviewed Investment Management Guidance Update 2016-06 regarding mutual fund fee structures, as it relates to the Fund's distribution arrangements, and considered the Staff's guidance, as applicable.

    Response:  The Registrant confirms that it has reviewed Investment
               Management Guidance Update 2016-06 regarding mutual fund fee structures, as it relates to the Fund's distribution arrangements, and has considered the Staff's guidance, as applicable.

2.  Comment:   The Staff requested that the Registrant explain why the other expenses shown for Class R shares in the Fee Table are so much higher than the other expenses shown for other share classes.

    Response:  The Registrant notes that the other expenses shown for Class R shares in the Fee Table reflect the impact of class-specific expenses on a relatively small asset base for Class R shares, which results in such fees being significantly higher as a percentage of assets.

3.  Comment:   The Staff noted that the Fund's investment adviser, Amundi
               Pioneer Asset Management, Inc. (the "Adviser"), does not directly charge an investment advisory fee but may indirectly receive investment advisory fees due to the Fund's fund-of-funds structure. The Staff requested that the Registrant consider revising footnote 2 or footnote 4 to the Fee Table to briefly explain where and how the Adviser is compensated for its services.

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    Response:  The Registrant will revise footnote 2 to the Fee Table to explain that the Fund does not pay a direct management fee to Amundi Pioneer, and to include the following statements. However, the Fund bears a pro rata portion of the fees and expenses, including management fees, of each underlying fund in which the Fund invests. The pro rata portion of the fees and expenses of each underlying fund in which the Fund invests is shown in the Fee Table under Acquired Fund Fees and Expenses.

4.  Comment:   The Staff noted that the Registrant states in footnote 5 to the
               Fee Table that the Adviser has agreed to limit certain ordinary operating expenses, and that Acquired Fund Fees and Expenses
               ("AFFE") are excluded from such expense waiver arrangement. The
               Staff suggested that, since the Fund is a fund-of-funds, the Fund consider revising footnote 5 to explain in plain English the importance of the exclusion of AFFE from the expense waiver arrangement.

    Response:  The Registrant will revise the disclosure to explain that, because the Fund is a fund of funds, AFFE represent a significant portion of the Fund's total fees and expenses.

5.  Comment:   The Staff requested that the Registrant reconcile the statement that the Fund is not required to have a maximum or minimum exposure to any asset class with the statement that the Fund invests a minimum of 25% of its assets in each of fixed income and equity securities.

    Response:  The Registrant will delete the statement that the Fund is not required to have a maximum or minimum exposure to any asset class.

6.  Comment:   The Staff noted that the Registrant includes the risks of
               non-U.S. investments as part of the disclosure regarding the principal risks of investing in the Fund, and requested that the principal investment strategies disclosure be revised to address the foreign markets in which the Fund will principally invest and otherwise how the Fund obtains exposure to non-U.S.
               issuers.

    Response:  The Registrant will revise the disclosure to clarify that the
               Fund may invest in underlying funds with exposure to debt and equity securities of issuers located throughout the world, including both developed and emerging markets.

7.  Comment:   The Staff noted that the Registrant presents approximately 25 pages of investment risks under "More on the risks of investing in the Fund." The Staff noted that, based on the goals and policies behind Form N-1A, the Staff believes that the Fund's risk disclosure is too long and detailed and has the potential to obscure essential information about the Fund. The Staff requested that the Registrant review the disclosures regarding the Fund's investment strategies and risks against what the Fund actually intends to do. The Staff requested that the Registrant revise the disclosure so that it is clear, concise and understandable, and focused on the Fund's principal investment strategies and risks.

    Response:  The Registrant notes that a more focused discussion of principal risks of investing in the Fund is included in the summary section of the prospectus. The Registrant notes that the disclosure referenced by the Staff is included in the "More on the risks of investing in the Fund section," and is intended to provide readers with more comprehensive information regarding such risks than is provided in the summary

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                section of the prospectus. Accordingly, the Registrant
                respectfully submits that no change to the disclosure is required.

 8.  Comment:   The Staff noted that the Registrant states under "Choosing a
                Class of Shares" that factors an investor should consider include the expenses paid by each class, initial sales charges, and how long an investor expects to hold their shares. The Staff noted that, in its view, the Registrant does not explain and highlight significant tradeoffs and relative differences between the share classes. The Staff noted, for example, its view that the disclosure does not address at what point the higher distribution fees of Class C shares would be a worse choice than paying the upfront sales charge associated with Class A shares. The Staff requested that the Registrant revise the disclosure to provide additional context to the factors investors should consider in light of the differences between the share classes eligible to them.

     Response:  The Registrant will revise the disclosure to explain that when choosing between Class A or Class C shares, shareholders should be aware that, generally speaking, the longer the shareholder's investment horizon, the more likely it will be that Class C shares will not be as advantageous as Class A shares, and to include the following statements. The annual distribution and service fees on Class C shares may cost a shareholder more over the longer term than the initial sales charge and distribution and service fees the shareholder would have paid for purchases of Class A shares. If a shareholder is eligible to purchase Class K or Class Y shares, the shareholder should be aware that Class K and Class Y shares are not subject to an initial sales charge or distribution and service fees and generally have lower annual expenses than Class A or Class C shares. Class R shares generally are available only through certain tax-deferred retirement plans and related accounts, and are not subject to an initial sales charge but are subject to distribution and service fees.

 9.  Comment:   The Staff noted that the Registrant states that the Fund
                reserves the right to redeem in kind. The Staff requested that the Registrant clarify whether or not the Fund would make in kind redemptions in representative slices.

     Response:  The Registrant will revise the disclosure to clarify that the
                Fund will redeem in kind generally by delivering to the shareholder a proportionate share of the portfolio securities owned by the Fund.

 10. Comment:   The Staff noted that the Registrant states under "Telephone
                Transaction Privileges" that if the Fund's confirmation procedures are followed, neither the Fund nor its agents will bear any liability for telephone transactions. The Staff requested that the Registrant confirm that the Fund's procedures and disclosures are consistent with the Letter to Registrants from Carolyn B. Lewis, Assistant Director,
                Division of Investment Management, Securities and Exchange
                Commission, dated February 25, 1994.

     Response:  The Registrant confirms that it believes that the Fund's procedures and disclosures are consistent with the Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, Securities and Exchange Commission, dated February 25, 1994.

 11. Comment:   The Staff noted that the Registrant states in the Statement of
                Additional Information, under "Fundamental Investment
                Policies," that the Fund may guarantee the securities of another company without limitation, subject to the Fund's investment policies and

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                applicable laws and interpretations. The Staff requested that the Registrant explain in its response the circumstances under which the Fund would guarantee the securities of another company, whether the Fund has guaranteed the securities of another company in the last year, and how the Fund would guarantee the securities of another company under the Investment Company Act of 1940, as amended (the "1940 Act").

     Response:  The Fund notes that, as indicated in the disclosure referenced by the Staff, the Fund is permitted to guarantee the securities of another company subject to the Fund's investment policies (including the Fund's fundamental policies regarding borrowing and, to the extent applicable, senior securities) and applicable laws and interpretations. This disclosure was included in the proposal to delete a fundamental policy relating to pledging or guaranteeing assets that was approved by shareholders of the Pioneer funds in 2008. The Fund has not guaranteed the securities of another company in the last year (or since 2008) and has no current intention to guarantee the securities of another company.

 12. Comment:   The Staff noted that the Registrant states in the Statement of
                Additional Information, under "Distribution Plan," that the plan specifically provides that, to the extent that payments for distribution-related expenses made by the Adviser or its affiliates out of its own resources, which may include profits derived from services provided to the Fund, might be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Fund within the context of Rule 12b-1, then the payments are deemed to be authorized by the plan but not subject to the maximum amounts set forth in the plan. The Staff requested that the Registrant explain in its response how this statement is consistent with Rule 12b-1.

     Response:  The Registrant notes that the disclosure referred to by the
                Staff discusses a "defensive" provision in the Fund's
                Rule 12b-1 plan that has been adopted by the Fund's Board of Trustees and approved by shareholders. A "defensive"
                Rule 12b-1 plan provision acknowledges that a fund's investment adviser is authorized to use the management fee to pay for the distribution of fund shares. The SEC has acknowledged the existence of defensive Rule 12b-1 plan provisions in several releases related to distribution fees. See, e.g., Payment of Asset-Based Sales Loads by Registered Open-End Management Investment Companies, Release No. IC-16431 (June 13, 1988), at Section A.6. ("The Development of 'Defensive' 12b-1 Plans") (the "1988 Release"); and Mutual Fund Distribution Fees; Confirmations, Release No. IC-29367 (July 21, 2010), at Note 155 (the "2010 Release"). The SEC noted in the 2010 Release that "some funds and fund boards have adopted so-called "defensive" Rule 12b-1 plans that do not impose distribution fees on the fund, but are designed to ensure that the board and the fund do not violate the 1940 Act if fund expenditures are subsequently determined to be primarily intended to result in the sale of fund shares. See ICI, Report of the Working Group on Rule 12b-1 at n. 71 (May
                2007)." As noted in the 1988 Release, one justification for a "defensive" Rule 12b-1 plan is to allow directors to consider distribution spending by the adviser when considering whether the advisory fee satisfies the standards of Section 36(b) of the 1940 Act. Though the adoption of a "defensive" plan is not required by Rule 12b-1, the SEC has not, to our knowledge, suggested that a "defensive" Rule 12b-1 plan is prohibited by Rule 12b-1.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

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                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz
                                                  ---------------------
                                                  Jeremy Kantrowitz

cc: Terrence J. Cullen
    Christopher J. Kelley
    Roger P. Joseph
    Toby R. Serkin

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